1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 14, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

RE:	Natural Destiny Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 16, 2016 File No. 333-211380

Dear Ms. Ransom:

On behalf of Natural Destiny Inc. (the “Company”), we hereby respond to the letter, dated August 18, 2016, from you to Jianrong Xia, Chief Executive Officer of the Company (“Mr. Xia”), setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed August 16, 2016 (the “Amendment No. 1”). A marked version of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), reflecting all changes to the Amendment No. 1, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comment in bold type below, and have followed such comment with the Company’s response.

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, including the updating requirements of Rule 8-08 of Regulation S-X that require inclusion of June 30, 2016 interim financial information. We will not perform a detailed examination of the amended registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Response: The Company has updated its financial statements in the Amendment No. 2 to include the interim period ended June 30, 2016 to comply with the requirement of Rule 8-08 of Regulation S-X.

Mara L. Ransom, Assistant Director U.S. Securities and Exchange Commission September 14, 2016 Page 2 of 2

We thank the Staff in advance for its consideration of the Amendment No. 2. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow

Richard I. Anslow

cc: Natural Destiny Inc.